Exhibit 77D

International Core Fund
International Growth Fund

Effective May 1, 2008 with respect to International
Core Fund and  International Growth Fund:

The investment strategies of the International Core
Fund and International Growth Fund were revised to remove the limitation prohibiting each Fund from investing more than 25% of its total assets in emerging markets.



T:\Funds\SEC Filings\N-SARs\2008\063008\HIS\Exhibit 77D.doc